Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Terms No. 100
dated August 28, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – September 22, 2006

8% SPARQS due October 20, 2007
Mandatorily Exchangeable for Shares of Common Stock of
Starbucks Corporation
Stock Participation Accreting Redemption Quarterly-pay SecuritiesSM
(“SPARQS®”)

Issue Price	:	$17.005 per SPARQS

Exchange Ratio	:	0.5 share of Starbucks Stock per SPARQS

Yield to Call	:	18%

Interest Rate	:	8% per annum

Interest Payment Dates	:	January 20, 2007, April 20, 2007, July 20, 2007 and the Maturity Date

Aggregate Principal Amount	:	$ 31,000,012.97

Pricing Date	:	September 22, 2006

Original Issue Date (Settlement Date)	:	September 29, 2006

Listing	:	AMEX

Exchange Symbol	:	SBA

CUSIP	:	61747S611

Agent	:	Morgan Stanley & Co. Incorporated

Agent’s Commissions	:	$0.2763 per SPARQS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Preliminary Terms No. 100 dated August 28, 2006 Prospectus Supplement for SPARQS dated January 25, 2006 Prospectus dated January 25, 2006